[MORGAN STANLEY & CO. INCORPORATED LETTERHEAD]

January 13, 2010

VIA EDGAR

John Grzeskiewicz

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Nuveen North Carolina Premium Income Municipal Fund

Registration Statement on Form N-2

File Nos. 333-163253 and 811-07608

Dear Mr. Grzeskiewicz:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, on behalf of the several underwriters, of the above captioned securities, hereby joins in the request of Nuveen North Carolina Premium Income Municipal Fund that the effectiveness of the Registration Statement relating to such securities be accelerated so that the Registration Statement will become effective by 10:00 a.m., Eastern Time, on January 15, 2010, or as soon thereafter as practicable.

Sincerely,

MORGAN STANLEY & CO. INCORPORATED

As Representative

By: MORGAN STANLEY & CO. INCORPORATED

By:	/s/ Yurij Slyz
Name:	Yurij Slyz
Title:	Executive Director